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Gerald W. Gritter

November 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn:   Jan Woo, Staff Attorney

Re:
Safe Technologies International, Inc.
Registration Statement on Form S-1
Filed September 22, 2010
File No. 333-169528

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 5, 2010
File No. 000-17746

Safe Technologies International, Inc.
Registration Statement on Form S-1
Filed September 22, 2010
File No. 333-169528

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 5, 2010
File No. 000-17746

Dear Ms. Woo:

We are in receipt of your comment letter dated November 10, 2010 regarding the above filings, and have filed a second amendment to the Registration Statement.  Our specific responses to your comments are noted below.

Form S-1

Prospectus Summary

The Offering, page 2

1.
We have substantially revised this section to (a) specifically discuss the fact that Kodiak will need to sell the stock purchased from us in order for us to access the bulk of the facility, (b) provide more extensive discussion regarding the possibility that we may need to issue more than 80,000,000 shares if we are to access the full amount available under the facility, (c) note that the issuance of more than 80,000,000 shares would require an increase in our authorized stock, and (d) note that our two largest shareholders would be able to effect an increase in our authorized stock without need for approval by the other shareholders.

In the discussion of the amount of proceeds available to us if Kodiak does not sell any of the stock purchased, our numbers vary from those in your comment letter because (a) we have updated to November 15 all information previously presented as of October 22, and (b) your comment letter does not take into account the additional shares issued when calculating the number of shares comprising a 4.99% interest.  Thus, 16,607,326 shares purchased by Kodiak equals 4.99% of the 332,812,140 shares that would be outstanding after the purchase (316,204,814 + 16,607,326 = 332,812,140). 16,607,326 shares at the November 15 closing price of $.0341, less 6%, is $532,331.

We have not addressed your suggestion that the Company could issue more shares to dilute Kodiak and open up further access to the Equity Facility because it is not a realistic possibility.  To dilute Kodiak even from 5% to 2.5% would require doubling the outstanding stock, essentially selling one half of the Company.  Since the Company’s directors, under corporate law, can only issue shares for adequate consideration, such an issuance at current market prices would require approximately $5 million in consideration.  This would not only obviate the need for the Kodiak facility, but would require the Company to issue approximately $5 million of stock in order to access an additional approximately $235,000 under the Equity Facility.

We have modified accordingly the risk factors captioned “Our two largest shareholders…” and “We may not be able to access….”

Plan of Distribution, page 5

2.	We have provided the information required by Item 508(b).

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Changes in internal control over financial reporting, page 9

3.
In the Company’s internal controls assessment as of September 30, 2010, management determined that the material weakness related to limited accounting personnel had been mitigated by achieving adequate segregation of duties with limited personnel as management determined that mitigation by hiring of additional personnel would not be cost effective.  This has been reported in the Company’s Form 10-Q for the quarter ended September 30, 2010, as filed on November 12, 2010.

We have also amended the Registration Statement to include our September 30, 2010 financial statements and notes, have revised the MD&A accordingly, and have obtained updated consent letters from J.H. Cohn and Baum & Company.

We intend to provide an appropriate letter from the company requesting acceleration once you have reviewed the amended Form S-1 and we have spoken.

Sincerely,

Gerald W. Gritter

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